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Exhibit 12.1

UTStarcom Inc.
Ratio of Earnings to Fixed Charges

	Year ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,102	15,855	44,321	78,099	136,272	22,568	49,790
Income/(loss) from equity investees	(773)	1,348	(288)	(2,962)	(4,053)	(793)	(975)

Total Earnings	4,399	18,164	48,653	86,237	143,743	24,521	52,007
Fixed charges
Interest expense and amortization of debt issuance costs	1,924	3,057	3,311	3,909	1,251	688	639
One-third of rental expense	600	600	733	1,267	2,167	472	603

Total fixed charges	2,524	3,657	4,044	5,176	3,418	1,160	1,242
Ratio of Earnings to fixed charges	1.74	4.97	12.03	16.66	42.06	21.13	41.86

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  Exhibit 12.1